UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Proxy Form for the H Shareholders Class Meeting
to be held on Tuesday, 16 June 2015

I/We______________________________________________________________________________________________________________ (Note 1),
H Shares shareholder account number (if applicable): _______________________________________________________________________________,
address: ___________________________________________________________________________________________________________(Note 1),

hold_______________________________________________________	H Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”)

and hereby appoint the chairman of the H Shareholders Class Meeting or Mr./Ms. of address:____________________________________________(Note 3), to represent me/us to attend the H Shareholders Class Meeting to be held at Four Seasons Hall, 2F, Shanghai International Airport Hotel (上海國際機場賓館二 樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China at 10:00 a.m. on Tuesday, 16 June 2015, and any adjournment thereof (the “H Shareholders Class Meeting”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the H Shareholders Class Meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

RESOLUTIONS (Note 4)			AGREE(Note 5)	DISAGREE(Note 5)	ABSTAIN(Note 5)
1.	“THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscribers by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司向特定對象非公開發行A股股票方案的議案》”.
	1.01	Class of shares to be issued and nominal value
	1.02	Method of issue
	1.03	Target subscriber and method of subscription
	1.04	Number of new A Shares to be issued and issue size
	1.05	Price determination date, issue price and basis of determination of issue price
	1.06	Lock-up period
	1.07	Place of listing
	1.08	Use of proceeds
	1.09	Arrangement relating to the distributable profits of the Company accumulated but not declared
	1.10	Valid period of the authorisation in respect of the Additional A Shares Issue”

Signature(s):	(Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of H Shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the H Shares registered in your name(s).

3.	If you wish to appoint someone other than the chairman of the H Shareholders Class Meeting, please delete the words “the chairman of H Shareholders Class Meeting or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.	The full text of resolutions is set out in the Notice.

5.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

6.	This proxy form must bear the signature of the entrustor. In the event that the shareholder appointing a proxy is a company or an institution, the proxy form must bear the company chop of that company or institution.

7.	This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 17121716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

8.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

9.	If a proxy attends the H Shareholders Class Meeting, appropriate identification documents must be produced.